CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2011
Earnings from continuing operations	$65,842		$165,205		$185,829
Undistributed equity income from investees	1		(3,385)		(3,022)
Income taxes	24,737		73,451		88,538
Earnings from continuing operations before income taxes	$90,580		$235,271		$271,345
Fixed charges:
Interest, long-term debt	$20,776		$64,036		$84,611
Interest, other (including interest on short-term debt)	4,635		13,157		16,013
Amortization of debt expense, premium, net	694		2,175		3,009
Portion of rentals representative of an interest factor	126		363		464
Interest of capitalized lease	442		1,356		1,827
Total fixed charges	$26,673		$81,087		$105,924
Earnings from continuing operations before income taxes	$90,580		$235,271		$271,345
Plus: total fixed charges from above	26,673		81,087		105,924
Plus: amortization of capitalized interest	77		154		308
Earnings from continuing operations before income taxes and fixed charges	$117,330		$316,512		$377,577
Ratio of earnings to fixed charges	4.40	X	3.90	X	3.56	X
Total fixed charges from above	26,673		81,087		105,924
Preferred stock dividends	-		38		56
Total fixed charges and preferred stock dividends	26,673		81,125		105,980
Ratio of earnings to combined fixed charges and preferred stock dividends	4.40	X	3.90	X	3.56	X